                                  FORM U-7D/A

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                                           FILE No. 32-445
                                                                    ------
                                                            AMENDMENT No. 2

    Amendment to Certificate Pursuant to Rule 7(d) on Form U-7D under Public Utility Holding Company Act of 1935

                      NATIONSBANK, N.A., successor by merger to
                       The Citizens and Southern National Bank,
                    acting through its agent, The Bank of New York,
                      as Owner Trustee under Trust Agreement No. 4,
                  dated December 30, 1985, as amended and supplemented,
                              with HEI Investment Corp.
                          (Name of company filing amendment)

    Name, title, and address of officer to whom notices and correspondence concerning this amendment should be addressed:

                      NATIONSBANK, N.A., successor by merger to
                      The Citizens and Southern National Bank,
                   acting through its agent, The Bank of New York,
                    as Owner Trustee under Trust Agreement No. 4,
                 dated December 30, 1985, as amended and supplemented,
                             with HEI Investment Corp.
                       100 Ashford Center North., Suite 520
                             Atlanta, Georgia 30338
               Attention: Stefan Victory, Corporate Trust Department

    The undersigned hereby amends the above document (which relates to a financing for OGLETHORPE POWER CORPORATION, as Lessee public-utility company, of an undivided interest in Plant Robert W. Scherer Unit No. 2) as indicated in the Annex attached hereto with respect to the following:

    Items 2, 8, 8a., 9, 11, and Schedules A and B.

                                   SIGNATURE

    The company has caused this amendment to be duly signed on its behalf by its authorized officer in the City of New York and State of New York, on the 17th day of December, 1997.

Attest: [Seal]                                 NationsBank, N.A., a national banking
                                               association and successor by merger to The
                                               Citizens and Southern National Bank, acting
                                               through its agent, The Bank of New York, a
                                               state banking corporation organized under the
                                               laws of the state of New York, as Owner
                                               Trustee under a Trust Agreement No. 4, dated
                                               December 30, 1985, as amended and
                                               supplemented, with HEI Investment Corp. and
                                               as successor to Wilmington Trust Company and
                                               William J. Wade, Original Owner Trustee and
                                               Co-Owner Trustee under said Trust Agreement

/s/ Howard L. Shellkopf           By /s/ Stefan Victory    Agent
-----------------------------        ----------------------------
(Signature of Officer)                 (Name)             (Title)


Agent                                   Stefan Victory
-----------------------------        ----------------------------
(Title)                                    (Type or print name)

                   SIGNATURE OF HOLDER OF BENEFICIAL INTEREST

    The holder of the beneficial interest in the Lease described above has caused this amendment to be duly signed on its behalf by its authorized officer as of the 17th day of December, 1997.

                              HEI INVESTMENT CORP.

                              By: /s/ Robert F. Mougeot
                                  -------------------------
                                  Name: Robert F. Mougeot
                                  Title: Chairman of the
                                         Board and President

    Attest:               [Seal]

    By: /s/ Betty Ann M. Splinter
        --------------------------
        Name:  Betty Ann M. Splinter
        Title: Secretary

                                     ANNEX

    (Numbers hereto refer to the item-numbers as appeared in the Initial Filing on Form U-7D)

    2.  Date: The refinancing was on December 17, 1997.

    8. Basic Rent: As a result of a refinancing and an amendment to the lease on December 17, 1997, the aggregate basic rent during the basic term will be $123,092,935.41.

    8a. Periodic Installment. Amount: As a result of a refinancing and an amendment to the lease on December 17, 1997, the periodic installments will be due on December 31st and June 30th of each year through and including June 30, 2013, and will be as listed on Schedule A attached hereto and incorporated herein.

    9. Holders of legal title to facility: NationsBank, N.A., as successor by merger to The Citizens and Southern National Bank, as Owner Trustee under Trust Agreement No. 4, as amended and supplemented, dated December 30, 1985 and as successor in interest to all of the right, title and interest of Wilmington Trust Company and William J. Wade, as Original Owner Trustee and Co-Owner Trustee under said Trust Agreement No. 4, in and to the Facility (as described in Item 5) and under the Lease Agreement No. 4, as amended, referred to in the original filing of the certificate on Form U-7D.

    Address:

                   NationsBank, N.A, as successor by merger to
                    The Citizens and Southern National Bank,
                  acting through its agent, The Bank of New York
                   as Owner Trustee under Trust Agreement No. 4,
                dated December 30, 1985, as amended and supplemented,
                           with HEI Investment Corp.
                      100 Ashford Center North, Suite 520
                            Atlanta, Georgia 30338
                   Attention: Corporation Trust Department

    11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

    Amount Borrowed: As a result of a refinancing on December 17, 1997, OPC Scherer 1997 Funding Corporation A, a Delaware corporation, has made a loan (the "Refinancing Loan") to the Owner Trustee in the amount of $57,202,000.00, the proceeds of which were used to prepay the Refunding Lessor Note (as described in the Amendment No. 1 to Item 11 of the Original Filing of Form U-7D). The Refinancing Loan is evidenced by a Series 1997 Refunding Lessor Note.

    The interest rate on the Series 1997 Refunding Lessor Note is 6.974%;

    The number of Lenders: one

    Terms of repayment: Amount and Period: Attached as Schedule B and incorporated herein is a listing of the principal and interest payments to be made semiannually with respect to the Series 1997 Refunding Lessor Note on December 31 and June 30 of each year through and including June 30, 2011.

                                   SCHEDULE A

                                                             PERCENTAGE OF FACILITY
RENT PAYMENT DATE          RENT NUMBER       RENT AMOUNT             COST
-----------------       -----------------  ----------------  ------------------------
June 30, 1998                      1          4,247,619.63            4.2476196
December 31, 1998                  2          3,968,837.39            3.9688374
June 30, 1999                      3          2,654,342.00            2.6543420
December 31, 1999                  4          5,269,474.62            5.2694746
June 30, 2000                      5          2,595,208.30            2.5952083
December 31, 2000                  6          5,328,483.68            5.3284837
June 30, 2001                      7          2,532,733.86            2.5327339
December 31, 2001                  8          5,390,482.21            5.3904822
June 30, 2002                      9          2,467,402.16            2.4674022
December 31, 2002                 10          5,456,325.73            5.4563257
June 30, 2003                     11          2,399,059.20            2.3990592
December 31, 2003                 12          5,536,275.03            5.5362750
June 30, 2004                     13          5,859,760.29            5.8597603
December 31, 2004                 14          2,063,260.76            2.0632608
June 30, 2005                     15          5,953,356.27            5.9533563
December 31, 2005                 16          1,969,664.78            1.9696648
June 30, 2006                     17          6,955,145.53            6.9551455
December 31, 2006                 18            969,630.09            0.9696301
June 30, 2007                     19          7,169,630.09            7.1696301
December 31, 2007                 20            753,436.09            0.7534361
June 30, 2008                     21          7,401,436.09            7.4014361
December 31, 2008                 22            521,620.33            0.5216203
June 30, 2009                     23          7,649,620.33            7.6496203
December 31, 2009                 24            273,066.97            0.2730670
June 30, 2010                     25          7,916,066.97            7.9160670
December 31, 2010                 26              6,555.56            0.0065556
June 30, 2011                     27          7,921,918.26            7.9219183
December 31, 2011                 28                  0.00            0.0000000
June 30, 2012                     29          7,901,012.66            7.9010127
December 31, 2012                 30                  0.00            0.0000000
June 30, 2013                     31          3,961,510.53            3.9615105
                                            --------------          -----------
TOTALS                                      123,092,935.41          123.0929354

                                   SCHEDULE B

                                                                     TOTAL DEBT
PAYMENT DATE           PRINCIPAL AMOUNT DUE  INTEREST AMOUNT DUE       SERVICE       PRINCIPAL AMOUNT OUTSTANDING
---------------------  --------------------  -------------------  -----------------  ----------------------------
June 30, 1998                       0.00          2,138,690.63        2,138,690.63            57,202,000.00
December 31, 1998           1,767,000.00          1,994,633.74        3,761,633.74            55,435,000.00
June 30, 1999                       0.00          1,933,018.45        1,933,018.45            55,435,000.00
December 31, 1999           2,740,000.00          1,933,018.45        4,673,018.45            52,695,000.00
June 30, 2000                       0.00          1,837,474.65        1,837,474.65            52,695,000.00
December 31, 2000           2,865,000.00          1,837,474.65        4,702,474.65            49,830,000.00
June 30, 2001                       0.00          1,737,572.10        1,737,572.10            49,830,000.00
December 31, 2001           2,996,000.00          1,737,572.10        4,733,572.10            46,834,000.00
June 30, 2002                       0.00          1,633,101.58        1,633,101.58            46,834,000.00
December 31, 2002           3,134,000.00          1,633,101.58        4,767,101.58            43,700,000.00
June 30, 2003                       0.00          1,523,819.00        1,523,819.00            43,700,000.00
December 31, 2003           3,290,000.00          1,523,819.00        4,813,819.00            40,410,000.00
June 30, 2004               3,513,000.00          1,409,096.70        4,922,096.70            36,897,000.00
December 31, 2004                   0.00          1,286,598.39        1,286,598.39            36,897,000.00
June 30, 2005               3,651,000.00          1,286,598.39        4,937,598.39            33,246,000.00
December 31, 2005                   0.00          1,159,288.02        1,159,288.02            33,246,000.00
June 30, 2006               5,439,000.00          1,159,288.02        6,598,288.02            27,807,000.00
December 31, 2006                   0.00            969,630.09          969,630.09            27,807,000.00
June 30, 2007               6,200,000.00            969,630.09        7,169,630.09            21,607,000.00
December 31, 2007                   0.00            753,436.09          753,436.09            21,607,000.00
June 30, 2008               6,648,000.00            753,436.09        7,401,436.09            14,959,000.00
December 31, 2008                   0.00            521,620.33          521,620.33            14,959,000.00
June 30, 2009               7,128,000.00            521,620.33        7,649,620.33             7,831,000.00
December 31, 2009                   0.00            273,066.97          273,066.97             7,831,000.00
June 30, 2010               7,643,000.00            273,066.97        7,916,066.97               188,000.00
December 31, 2010                   0.00              6,555.56            6,555.56               188,000.00
June 30, 2011                 188,000.00              6,555.56          194,555.56                     0.00
                            ------------         -------------       -------------
TOTALS                     57,202,000.00         32,812,783.53       90,014,783.53

                                       B-1